Filed by Cincinnati Bell Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hawaiian Telcom Holdco, Inc.
Commission File No.: 001-34686

The following is a slide presentation from the investor conference call hosted by Cincinnati Bell on July 10, 2017 to discuss the transaction:

 Introducing the “New Cincinnati Bell”Combinations with Hawaiian Telcom and OnXJuly 10, 2017

 No Offer or Solicitation  This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.  2  Additional Information and Where to Find It  The proposed transaction involving Cincinnati Bell and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration. In connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom, Cincinnati Bell intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Cincinnati Bell’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”) and Hawaiian Telcom will mail the Proxy Statement to its stockholders and file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Cincinnati Bell or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.  Participants in the Solicitation  Cincinnati Bell, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom. Information about Cincinnati Bell’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017 and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. These documents are available free of charge from the sources indicated above, and from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Proxy Statement and other relevant materials Cincinnati Bell and Hawaiian Telcom intend to file with the SEC.  This presentation contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA of Cincinnati Bell). This non-GAAP financial measure is used by Cincinnati Bell management when evaluating results of operations and cash flows. Management believes this measure also provides users of the financial statements with additional and useful comparisons of current results of operations and cash flows with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. The company defines Adjusted EBITDA as GAAP operating income plus depreciation, amortization, restructuring and severance related charges, (gain) loss on sale or disposal of assets, transaction costs, curtailment (gain) loss, asset impairments, components of pension and other retirement plan costs (including interest costs, asset returns, and amortization of actuarial gains and losses), and other special items. Management believes that Adjusted EBITDA provides a useful measure of operational performance. Adjusted EBITDA should not be considered as an alternative to comparable GAAP measures of profitability and may not be comparable with the measures as defined by other companies.  Non-GAAP Financial Measures

 This communication may contain “forward-looking” statements, as defined in federal securities laws including the Private Securities Litigation Reform Act of 1995, which are based on our current expectations, estimates, forecasts and projections. Statements that are not historical facts, including statements about the beliefs, expectations and future plans and strategies of the Company, are forward-looking statements. Actual results may differ materially from those expressed in any forward-looking statements. The following important factors, among other things, could cause or contribute to actual results being materially and adversely different from those described or implied by such forward-looking statements including, but not limited to: those discussed in this communication; we operate in highly competitive industries, and customers may not continue to purchase products or services, which would result in reduced revenue and loss of market share; we may be unable to grow our revenues and cash flows despite the initiatives we have implemented; failure to anticipate the need for and introduce new products and services or to compete with new technologies may compromise our success in the telecommunications industry; our access lines, which generate a significant portion of our cash flows and profits, are decreasing in number and if we continue to experience access line losses similar to the past several years, our revenues, earnings and cash flows from operations may be adversely impacted; our failure to meet performance standards under our agreements could result in customers terminating their relationships with us or customers being entitled to receive financial compensation, which would lead to reduced revenues and/or increased costs; we generate a substantial portion of our revenue by serving a limited geographic area; a large customer accounts for a significant portion of our revenues and accounts receivable and the loss or significant reduction in business from this customer would cause operating revenues to decline and could negatively impact profitability and cash flows; maintaining our telecommunications networks requires significant capital expenditures, and our inability or failure to maintain our telecommunications networks could have a material impact on our market share and ability to generate revenue; increases in broadband usage may cause network capacity limitations, resulting in service disruptions or reduced capacity for customers; we may be liable for material that content providers distribute on our networks; cyber attacks or other breaches of network or other information technology security could have an adverse effect on our business; natural disasters, terrorists acts or acts of war could cause damage to our infrastructure and result in significant disruptions to our operations; the regulation of our businesses by federal and state authorities may, among other things, place us at a competitive disadvantage, restrict our ability to price our products and services and threaten our operating licenses; we depend on a number of third party providers, and the loss of, or problems with, one or more of these providers may impede our growth or cause us to lose customers; a failure of back-office information technology systems could adversely affect our results of operations and financial condition; if we fail to extend or renegotiate our collective bargaining agreements with our labor union when they expire or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially harmed; the loss of any of the senior management team or attrition among key sales associates could adversely affect our business, financial condition, results of operations and cash flows; our debt could limit our ability to fund operations, raise additional capital, and fulfill our obligations, which, in turn, would have a material adverse effect on our businesses and prospects generally; our indebtedness imposes significant restrictions on us; we depend on our loans and credit facilities to provide for our short-term financing requirements in excess of amounts generated by operations, and the availability of those funds may be reduced or limited; the servicing of our indebtedness is dependent on our ability to generate cash, which could be impacted by many factors beyond our control; we depend on the receipt of dividends or other intercompany transfers from our subsidiaries and investments; the trading price of our common shares may be volatile, and the value of an investment in our common shares may decline; the uncertain economic environment, including uncertainty in the U.S. and world securities markets, could impact our business and financial condition; our future cash flows could be adversely affected if it is unable to fully realize our deferred tax assets; adverse changes in the value of assets or obligations associated with our employee benefit plans could negatively impact shareowners’ deficit and liquidity; third parties may claim that we are infringing upon their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products; third parties may infringe upon our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury; we could be subject to a significant amount of litigation, which could require us to pay significant damages or settlements; we could incur significant costs resulting from complying with, or potential violations of, environmental, health and human safety laws; the timing and likelihood of completion of our proposed acquisitions of Hawaiian Telcom and OnX, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Hawaiian Telcom’s stockholders may not approve the proposed merger; the possibility that competing offers or acquisition proposals for Hawaiian Telcom will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Hawaiian Telcom and OnX will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; and the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions and the other risks and uncertainties detailed in our filings, including our Form 10-K, with the SEC as well as Hawaiian Telcom’s filings, including its Form 10-K, with the SEC. These forward-looking statements are based on information, plans and estimates as of the date hereof and there may be other factors that may cause our actual results to differ materially from these forward-looking statements. We assume no obligation to update the information contained in this communication except as required by applicable law.  3  Cautionary Note Regarding Forward-Looking Statements

 Call Participants  Leigh FoxPresident and CEO, Cincinnati Bell  Andy KaiserCFO, Cincinnati Bell  4  Tom SimpsonCOO, Cincinnati Bell

   5  Introduction  Refining Cincinnati Bell’s strategy  Entertainment & Communications  CBTS  1  Focus on investing where we are winning  Fioptics revenue growth 33% YOY during 2016  Cloud revenue growth of 50% YOY during 2016  3  How we win  Continued investment in fiber  Additional IT services customers provides cloud growth potential through scale and distribution  4  Significant market opportunity  Growth driven by IoT and 5G infrastructure spend  89% of organizations are willing to pay a premium for cloud implementation and management services  5          2  Why we win  The more fiber, the greater the market penetration  IT services business, combined with our network provides a platform for cloud migration services

Cincinnati Bell Today

144 year history of innovation, reinvention, and transformational growth and execution

Revenue Mix (2016A)



Legacy E&C
27%
35%
CBTS
38%
Strategic E&C

	Entertainment & Communications	CBTS
Key Assets	• Regional fiber-based network connecting Cincinnati, Chicago, Dallas, Indianapolis, Columbus, Louisville and Atlanta ◦ Fiber network covers ~67% of Greater Cincinnati addresses • Legacy telecommunications network connecting nearly every building in Greater Cincinnati area • Fiber expertise with proven investment track record	• Ability to deliver flexible, innovative, end-to-end IT solutions to enterprise customers • Proprietary IP around cloud & managed services orchestration • Nearly 2,000 vendor certifications with numerous industry leading technology partners • Over 700 engineering / technical employees
Key Strategic Issues	• Finding attractive opportunities to deploy capital to extend network • Continuing to increase revenues from strategic services (currently >50%) • Geographic isolation • Duplicative product strategies with CBTS	• How to expand beyond Cincinnati – organic vs. inorganic • Sufficient size and scale? • Maintaining relevant and comprehensive product portfolio • Gaining traction with enterprise customers nationwide

Source: Company Filings

Cincinnati Bell
connecting what matters

6

Transactions Overview

Transaction Consideration Structure and Valuation	**Hawaiian Telcom:** $30.75 per share • Transaction consideration comprises 60% cash and 40% stock • Shareholders can elect to receive all cash, all stock or mixed consideration; mixed consideration is $18.45 plus 0.6522x(1) Cincinnati Bell shares per Hawaiian Telcom share • Transaction value of approximately $650MM including existing net debt, represents adjusted EBITDA multiples of 5.6x (pre-synergies) / 5.1x (post synergies)(2) **OnX:** $201MM in cash • Transaction value represents implied adjusted EBITDA multiples of 6.9x (pre-synergies) / 5.2x (post synergies)(3)
Pro Forma Ownership	• 85%(4) Cincinnati Bell shareholders • 15%(4) Hawaiian Telcom shareholders
Financing	• Financing commitment secured for cash consideration for transactions and refinancing of existing debt • Senior Secured Credit Facilities: $950MM Term Loan B and $150MM Revolving Credit Facility • "New Cincinnati Bell" net leverage in-line with current levels including run-rate synergies
Governance	• 2 Hawaiian Telcom Board members to be appointed to Cincinnati Bell Board
Approvals	• Hart-Scott-Rodino for both transactions and certain FCC, state and local regulatory approvals for the merger with Hawaiian Telcom • Hawaiian Telcom shareholder approval – A large institutional HCOM shareholder entered voting agreement covering approximately 23% of the vote • Transactions are not conditioned on each other
Expected Closing	**OnX:** Beginning of Q4 2017 **Hawaiian Telcom:** H2 2018

1. Exchange ratio calculated based on CBB 20-day volume weighted average price of $18.859 as of July 7, 2017 and HCOM offer price of $30.75 per share
2. Calculated using 2016 Adjusted EBITDA of $116MM; includes expected run-rate synergies of $11MM
3. Calculated using LTM 4/30/2017 Adjusted EBITDA of $29MM; includes expected run-rate synergies of $10MM
4. Based on 0.6522x fixed exchange ratio. Hawaiian Telcom has 12.0MM diluted shares outstanding (including RSUs and PSUs) and Cincinnati Bell has 43.5MM diluted shares outstanding

Cincinnati Bell
connecting what matters

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Introducing the "New Cincinnati Bell"

Creation of two standalone $1Bn+ businesses under the CBB umbrella

"New Cincinnati Bell"
Pro Forma Revenue Mix



Network
~50%
~50%
IT Services

(Pro Forma Revenue Mix)

	Network	IT Services
Who Are We?	• A fiber network	• A cloud integrator
Value Statement	• Cincinnati Bell's expanding fiber asset allows us to be the leader in supporting the ever-increasing demand for data, video and internet devices with speed, agility and security allowing our customers to stay connected to their most important assets	• CBTS will provide technology consulting services, solutions and resources required to build and integrate cloud, on premises and intelligent network solutions that allow our clients to significantly improve operational efficiency, mitigate risk and reduce cost
Strategic Focus	• Share best practice for fiber-centric communications offering with greater combined scale • Export knowledge and success with fiber network from Cincinnati to Hawai'i	• Expand product portfolio with storage, server and data center centric products • Creates a UCaaS business with scale • Build immediate relevant financial scale
Key Brands	Fioptics, Hawaiian Telcom, SEA-US Trans-Pacific Cable	CBTS, OnX Enterprise Solutions, Cincinnati Bell Business, sm systemmetrics A Hawaiian Telcom Company

Cincinnati Bell
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Strategic Rationale for Cincinnati Bell

Leveraging Our Fiber Expertise and Success	• Opportunity to scale our fiber success in another attractive market (Hawaii) • Better positioned to pursue accretive fiber investments across both geographies
Accelerating Our Momentum in CBTS	• Dramatically grows footprint and addressable market beyond Cincinnati • Highly complementary product portfolio with similar enterprise customer focus
Significantly Scales Both Businesses	• Fiber network and IT Services businesses each with revenues >$1Bn with clear pathway for growth • Improved capacity for further investments and M&A flexibility
Enhanced Strategic Focus and Flexibility	• Separate management teams focused on execution of distinct growth and investment strategies for each business • Financial and operational scale enables separation which ultimately enhances strategic flexibility for both businesses
Compelling Financial Benefits	• Attractive transaction multiples • Accretive to free cash flow per share for CBB shareholders • Utilization of combined NOL balances further improves free cash flow generation • Realization of meaningful synergies upon integration

Cincinnati Bell
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Snapshots of Hawaiian Telcom and OnX

	Hawaiian Telcom	OnX Enterprise Solutions	"New Cincinnati Bell"
Transaction Size	$650MM	$201MM	
Business Description	• Hawaii's fiber-centric technology leader providing voice, video, broadband, data center and cloud solutions • Recognized local brand and market leader across business voice (71% market share) and business data (46% market share) • Growth opportunity in commercial, MDU, wireless densification / small cell and attractive fiber builds • Strong local talent base and management team	• Provides technology services and solutions to enterprise customers in the U.S., Canada and the U.K. • ~2,000 clients across industries • Managed services growth opportunities	• Scale to both fiber network and IT businesses • Leverages best practices in communications and IT services across a broader platform • Focused management – two distinct segments operated by separate teams • Improves cash flow and de-leveraging over time • Improves liquidity and capacity for further M&A and accretive fiber investments
Key Financial Statistics	• 2016 Revenue: $393MM • 2016 EBITDA: $116MM[1] • Margin: 30%	• FYE 4/30/17 Revenue: $614MM • FYE 4/30/17 EBITDA: $29MM[2] • Margin: 5%	• 2016 Revenue: $2,193MM[3] • 2016 EBITDA: $471MM[4] • Margin: 21%
Revenue Mix (2016A)			

Hawaiian Telcom: Other 4%; Wholesale 14%; Business 46%; Consumer 36%
OnX: Managed Services 4%; Digital & Apps Solutions 1%; Technology Solutions 95%
New Cincinnati Bell: Network ~50%; IT Services ~50%

Source: Company Filings

1. CY2016 EBITDA of HCOM represents net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, gain on sale of property, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss, severance costs and is adjusted for certain non-recurring items.
2. FYE 4/30/2017 EBITDA of OnX represents as income before income taxes plus share-based compensation, depreciation and amortization, finance costs, foreign exchange loss, net restructuring and other charges and management fee.
3. Calculated as CY2016 revenue of CBB of $1,186MM plus CY2016 revenue of HCOM plus FYE2017 revenue of OnX.
4. Calculated as CY2016 EBITDA of CBB of $305MM plus CY2016 EBITDA of HCOM plus FYE2017 EBITDA of OnX plus run-rate synergies of $21MM.

Cincinnati Bell
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 “New Cincinnati Bell” Positioned for Success  …While Improving Business Mix  Business Revenue as % of Total Revenue (2016A)  11    Adding Significant Scale…    Total Revenue (2016A) ($Bn)  “New Cincinnati Bell”  Source: Company Filings  “New Cincinnati Bell”

Merger with Hawaiian Telcom Consistent with Cincinnati Bell Network Strategy

Cincinnati Bell
connecting what matters

Network Strategy

- Gain market share from cable competition through superior assets, brand equity and customer relationships
- "Success based" investments for growth in business market
- Migrate customers from legacy to strategic services to lock in long-term revenue
- Positioned to win share of Internet market

Hawaiian Telcom

Merger Rationale

- Incumbent position with leading market share and strong brand equity
- Potential to accelerate fiber and network investments to increase strategic revenues
- Unmatched terrestrial and inter-island fiber and IP network statewide
- 2.6TB of Trans-Pacific fiber cable capacity connecting Asia and U.S.
  - "New Cincinnati Bell" to operate SEA-US between Oahu, HI and Hermosa Beach, CA
  - Provides diversity from North Pacific routes, and taps into strong economic growth of an internet savvy and data-hungry population

12

Cincinnati Bell
connecting what matters

Our View of the Future of Network



Drivers
IoT & 5G
Premium
Bandwidth
WiFi
2
1
Fiber to the Home
In-Home Applications
• Video/Live Streaming
• Home Automation
• Gaming
• Banking
Retail Stores/Technology Centers
• Tech. Education and Training Seminars
• Leading-Edge IoT Technology
• Consumer and Business Experiences
• Solution Selling
Web/Mobility
• Streaming Content
• Connect Cincinnati
• Single Sign-On
• Solution Selling
• Technology Education
Public Venues
• Premium WiFi Experience
• Targeted Offers
• Tech. Experiences

"$6 Trillion to be Invested in IoT over the next 5 years"

Source: BI Intelligence

13

Cincinnati Bell
connecting what matters

 14  Fiber-Centric Thesis Playing Out  14  Representative Companies      ~6-7x  Representative EBITDAMultiples(1)  ~9-11x  2016: $12Bn  2020: $15Bn  Fiber/OtherDSL        Fiber/Other:7% CAGR  Wireline  Fiber /Cable  Global Broadband Access Market    Source: Gartner (March 2017)EBITDA multiples represent EV/2017E EBITDA multiples

 Presentation1\30 JUN 2017\9:46 PM\3  Leveraging Our Success in Cincinnati  15  Population(1)  2,165,000  992,000  Population Growth ’10–’16  2.4%  4.1%  Metro Population U.S. Rank  28  54  Number of Businesses  171,000(2)  76,000(3)  Total Addresses ILEC Territory  800,000  550,000  Fiber Route Miles(4)  10,100  4,300  Internet Subscribers(4)  307,000  110,000  Video Subscribers(4)  141,000  43,000  Enterprise Fiber Lit Buildings(4)  17,200  6,800  Cincinnati  Honolulu  As of 7/1/16Includes all firms in Cincinnati metropolitan areaAs of 12/31/14As of Q1 2017  Source: U.S. Census Bureau / Company Filings   Demographic / Market Stats  CBB / HawaiianTelcom Stats  Cincinnati Bell Network Map    Hawaiian Telcom Network Map

Acquisition of OnX Consistent with CBTS Strategy

CBTS IT Services Strategy

- Comprehensive and integrated offering streamlines IT outsourcing process for enterprise customers
- Core solutions focused on services: Professional Services, Unified Communications, Cloud Services, Monitoring and Management
- Win with Flexibility, Customer Focus & Innovation
- Strategy to expand reach and addressable market across U.S., building upon recent SunTel acquisition

OnX Enterprise Solutions Acquisition Rationale

- National platform dramatically transforms CBTS runway for growth
- Attractive enterprise customer base that adds diversification and cross-selling opportunities
- Adds immediate operational and financial scale with attractive free cash flow generation
- Portfolio provides a strong foundation for addressing IoT, cyber security and cloud adoption, and supports transformation to becoming a Hybrid IT provider
- Owns data centers, in combination with CBTS data center strategy provides a comprehensive hybrid cloud strategy
- 2,000+ clients across industries; ~500 employees across 16 offices

Cincinnati Bell connecting what matters

16

 17    Our Vision of the Future of IT Services  2017 worldwide forecast for public cloud services expected to be $246BnOverall spending on cloud will double from 2014 to 2020    of IT leaders will buy cloud management platforms from service providers in 2017  of organizations are willing to pay a premium for cloud implementation and management services  of organizations seek a single trusted advisor for digital transformation projects  of all spending on “IT infrastructure“ (servers, storage, switches) will go towards cloud infrastructures by 2020  of IT leaders plan to adopt and deploy hosted private clouds  64%  89%  60%  57%  46%    Customer Challenges  PCs and Devices  Storage Servers  Networks  Router and Switches  Phones  Cloud What to move?  How to move?  When to move?  Source: The 451 Group

Pro Forma CBTS Compares Favorably to Public Comparables

Representative Companies	Key Product Offerings	Financial Characteristics	Representative EBITDA Multiples[(2)]
Insight CDW e+ Where Technology Means More PRESIDIO Future. Built. Connection we solve IT	✓ Cloud / IaaS ✓ Communications (UCaaS, NaaS) ✓ Professional Services VAR ✓ Customizable Programs	• 2016A – 2018E Revenue CAGR: **~5%+** • EBITDA Margin[(1)]: **~3-7%**	**~7-9x**

Source: Company filings and Capital IQ
1. EBITDA margins represent 2016A margins
2. EBITDA multiples represent EV/2017E EBITDA multiples

Cincinnati Bell connecting what matters

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Transformational Deal for CBTS

Expanded Footprint



Offices
Data Centers

Access to **50+ Data Centers** Through Strategic Partners

20+ Offices

2,400+ Customers

+

Key Technology Partners / Certifications

CISCO
Gold Certified Partner
(1 of 9 of most capable Cisco partners in North America)

Microsoft Azure
Developing Microsoft Azure Solutions

amazon web services
Certified Solutions Architect-Professional Level

ORACLE
Data Warehousing Implementation Specialist

EMC²
Technology Architects

Premier Business Partner IBM, hp, DELL, NetApp, BROADSOFT, JUNIPER NETWORKS, AVAYA, Microsoft, vmware, CoreOS, morphick, SCALR, docker, ANSIBLE, BROCADE, kubernetes

Source: Company Filings

Cincinnati Bell
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Potential Cost Synergies are Significant

Category	Description	Network	IT Services
Operating Costs	• Corporate • Operational Efficiencies • IT Support	~$6MM Annually	~$8MM Annually
Vendor and Outsourced Costs	• Public Company Costs • Professional Services • Back Office Systems	~$5MM Annually	~$2MM Annually

~$21MM annually in achievable synergies, substantially all of which will be realized within two years post-close, and excluding potential revenue synergies from cross-selling opportunities

Cincinnati Bell
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20

 21  Conclusion  Refining Cincinnati Bell’s strategy  We are focused on investing where we are winning  The more fiber, the greater our market penetration   21  Entertainment & Communications  CBTS      IT services provide a platform for cloud migration services  Market opportunity driven bygrowth in IoT and 5G infrastructure spend  Market opportunity driven by journey to the cloud  We are continuing to invest in fiber  We are providing cloud growth potential to customers through scale and distribution

 22  Q&A

 23  Appendix: Non-GAAP Reconciliations

Non-GAAP Reconciliations

$MM, unless otherwise noted

Year Ended	Cincinnati Bell 12/31/2016	Hawaiian Telcom 12/31/2016	OnX 4/30/2017	Run-Rate Synergies	Total
Net Income (GAAP)	$102	$1	($3)	-	$100
(+) Income Tax Expense	$61	$1	$4	-	$66
(+) Interest Expense and Finance Costs	$76	$17	$9	-	$102
(+) Gain on Sale of CyrusOne Investment	($157)	-	-	-	($157)
(+) Loss on Extinguishment of Debt, net	$19	-	-	-	$19
(+) Other Income, net	($8)	-	-	-	($8)
Operating Income (GAAP)	$93	$19	$10	-	$122
(+) Depreciation & Amortization	$182	$90	$5	-	$277
(+) Restructuring and Severance Related Charges	$12	-	$3	-	$15
(+) Loss on Sale or Disposal of Assets	$1	-	-	-	$1
(+) Pension and Other Retirement Plan Expenses	$17	$1	-	-	$18
(+) Non-Cash Stock and Other Performance-Based Comp.	-	$3	$5	-	$8
(+) SystemMetrics Earn-Out	-	$1	-	-	$1
(+) FX Losses	-	-	$4	-	$4
(+) Management Fees	-	-	$2	-	$2
(+/-) Other	-	$2	-	-	$2
Adjusted EBITDA	$305	$116	$29	-	$450
(+) Hawaiian Telcom Run-Rate Synergies	-	-	-	$11	$11
(+) OnX Run-Rate Synergies	-	-	-	$10	$10
Combined Adjusted EBITDA (including synergies)	$305	$116	$29	$21	$471

Cincinnati Bell
connecting what matters